August 29, 2013

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    j2 GLOBAL, INC.
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
File No. 0-25965

Dear Mr. Spirgel:

As Vice President and General Counsel of j2 Global, Inc. (“j2”), I am sending you this letter in response to your request to document certain facts discussed with the Staff of the Securities and Exchange Commission by phone on August 20, 2013 and August 21, 2013.

These facts specifically relate to the Staff's questions regarding the amortization method used by j2 for acquired customer relationships. In those calls, j2 informed the Staff that substantially all its acquired customer relationships consist of monthly and annual subscribers to various business cloud services. j2 further stated that most of those subscribers are small-to-medium sized businesses or small office/home office (SOHO) users.

In addition, j2 stated that its Business Cloud Services segment cancel rate for the second quarter of 2013 was a quarterly record low 2.21%, a metric j2 had previously publicly disclosed. j2 also stated that a significant number of cancellations take place within the first six to nine months of service after sign up and that, thereafter, the cancellation rate falls and many of the remaining customers maintain their j2 service for several years.

j2 stated that acquired customer relationships have an average useful life of 6.7 years and 7.0 years as of December 31, 2011 and 2012, respectively, and that it determines this based on the period in which approximately 95% of the fair value is estimated to be obtained. j2 stated that the period beyond 95% of fair value was immaterial and so its use of this shorter useful life was appropriate.

j2 also clarified for the Staff that the information provided in comment response No. 3 in j2's response letter to the Staff dated June 28, 2013 was based on cash flows from the fair value analysis performed by management with the assistance of a third party valuation expert for fiscal years 2010 through 2012.

Finally, j2 acknowledged that for each future acquisition it will continue to determine the appropriate estimated useful life of acquired customer relationships and the associated amortization pattern of such intangible assets to accurately reflect both the period over, and rate at which, the economic benefits of such assets are consumed or otherwise used up.

In addition, j2 acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call or write me if you have any questions or concerns. My direct line is 323 860 9276.

Sincerely,

/s/ Jeffrey D. Adelman
Jeffrey D. Adelman
Vice President and General Counsel

cc:    Nehemia Zucker, Chief Executive Officer
Kathleen Griggs, Chief Financial Officer